Exhibit 99.2
WE WELCOME YOUR We want to make it holders as possible Directors or Auditor. Please use the other questions you would Meeting to be held on Sydney. We believe this process to have questions the Annual Information able to ask questions from the floor at the We will attempt to in the addresses by a large number of able to reply You can use this form the meeting. If you a live webcast of the Investor Relations www.jameshardie.com Fax this form by 02 8274 5218 or +61 Mail this form by using the Business Holder’s name: Address: Security Holder or Holder Identification

Fax this form by Wednesday, 13 August 2008 to: 02 8274 5218 or +61 2 8274 5218	Security Holder Reference Number or Holder Identification Number:

Mail this form by Wednesday, 6 August 2008:

using the Business Reply Envelope enclosed
Question(s):